

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 30, 2009

Ms. Connie Cook
Treasurer
Arabian American Development Company
P.O. Box 1636
Silsbee, TX 77656

> **Re: Arabian American Development Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 6, 2009**
> **File No. 1-33926**

Dear Ms. Cook:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>General</u>

1.   Please include the correct Commission file number on the title page of future filings. Your Commission file number is 1-33926.

<u>Business, page 1</u>

2.   Please provide all disclosure required by Item 101 of Regulation S-K. For example, and without limitation, please describe your principal products and services and any dependence upon a few customers. Your disclosure should also identify such customers, or you should tell us why such disclosure is not required. See Item 101(c)(vii) of Regulation S-K. In addition, we note your disclosure that "In the specialty products and solvents markets, the Petrochemical Company has one principal competitor." Please disclose the name of the competitor or explain why you believe such information is not required. See Item 101(c)(1)(x) of Regulation S-K.

<u>Risk Factors, page 8</u>

3.   Please revise so that each risk factor is set forth under a subcaption that adequately describes the risk. See Item 503(c) of Regulation S-K.

4.   We note your disclosure at page F-17 that for the year ended December 31, 2008, two customers accounted for 13.2% and 10.6% of total product sales. Please add related risk factor disclosure.

<u>Properties, page 11</u>

<u>Saudi Arabia Mining Properties, page 14</u>

5.   Please revise to disclose all material terms of the agreement forming Al Masane Al Kobra Mining Company (AMAK).

6.   Revise your disclosure at the top of page 17 of your filing to indicate that the numbers in your chart represent proven reserves, if true. Refer to comment number 4 in our letter to you dated June 12, 2008, and your response thereto dated July 11, 2008.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 23</u>

7.   Please provide the disclosure required by Items 303(a)(1) and 303(a)(2) of Regulation S-K regarding liquidity and capital resources. See Part IV of SEC Release 33-8350 (December 2003). In addition, please describe the causes of the changes in your petrochemical product sales in 2008 and 2007 when compared with such sales in the prior year. See Instruction 4 to Item 303(a) of Regulation S-K. Provide a narrative description of the extent to which increases are attributable to increases in prices or to increases in the volume of goods sold. See Item 303(a)(3)(iii) of Regulation S-K. This comment also applies to your quarterly reports for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

8.   Please revise your disclosure to provide the disclosure required by Item 303(a) for your company as a whole, in addition to your disclosure regarding each segment. This comment also applies to your quarterly reports for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

9.   We note your disclosure on page 30 that "None of the Company's mining operations or investments generate operating or other revenues." Also, we note the statement in Note 1 to the financial statements that "All of [your] mineral properties are presently undeveloped and require significant capital expenditures before beginning any commercial operations." Please highlight and address these points more fully in your MD&A discussion, as well as in the "General" section of the Business discussion on page 1.

<u>Controls and Procedures, page 36</u>

10.   Please revise your reference to the applicable rule that provides the definition for the term "disclosure controls and procedures." Such term is defined in Exchange Act Rule 13a-15(e), not Rule 13a-15(c).

<u>Directors and Executive Officers of the Registrant, page 38</u>

11.   Please provide the disclosure required by Item 401 of Regulation S-K for each of your executive officers and directors.

Executive Compensation, page 39

12.   Please revise your filing to provide all disclosure required by Item 402 of
        Regulation S-K with respect to executive and director compensation. For
        example, and without limitation, please provide the following information:

        a. the disclosure required by Item 402(b) of Regulation S-K with respect to
            your compensation discussion and analysis;

        b. the disclosure required by Item 402(e) of Regulation S-K with respect to a
            narrative disclosure to the summary compensation table and grants of
            plan-based awards table;

        c. the disclosure required by Item 402(j) regarding potential payments upon
            termination or change-in-control; and

        d. the disclosure required by Item 402(k) of Regulation S-K regarding
            compensation of directors.

        Provide us with an example of your revised executive and director compensation
        disclosure for our review. We may have further comments after reviewing your
        response.

13.   Please provide the compensation committee report required by Item 407(e)(5) of
        Regulation S-K.

Certain Relationships and Related Transactions, page 45

14.   Please provide all disclosure required by Item 404(b) of Regulation S-K.

Consolidated Balance Sheets, page F-5

15.   It appears that you have accounted for your capitalized "other interests in Saudi
        Arabia" of $2.4 million at December 31, 2007, as part of your investment in
        AMAK. If so, tell us why you believe this is appropriate, given your disclosure
        on page F-22 and F-23 which indicates that the related exploration licenses
        expired without having been transferred to AMAK and that you have not yet been
        credited by AMAK for this contribution of assets.

16.   It appears that you have increased the carrying value of your investment of
        AMAK by approximately $3.7 million for the 750 thousand shares that you have
        issued to pay for certain formation costs of AMAK. If this is correct, please
        clarify how you determined that it is appropriate to increase the carrying amount
        of your investment in AMAK for the start-up costs paid. Tell us the accounting
        guidance that you relied upon and how you evaluated the guidance of SOP 98-5,

paragraph 12 when determining that it was appropriate to increase the carrying value of the investment by the formation costs incurred.

17.   Your disclosure on page 16 states that you would remain responsible for repaying the $11 million loan to the Saudi Arabian government according to the terms of the lease agreement. We also understand that you were required to transfer the loan to AMAK upon the formation of AMAK. Please explain whether the note payable was part of the transferred assets and liabilities to AMAK pursuant to the joint venture agreement. In this respect, explain whether you remain legally liable for the entire $11 million due under the loan or AMAK is legally liable for the $11 million note payable (for which the amount that you are legally liable is based on your equity interest in AMAK).

18.   Tell us how you are accounting for the difference between the cost of the investment in AMAK and the amount of underlying equity in the net assets of AMAK. In addition, please revise to provide the disclosure required by APB 18, paragraph 20.a(3).

19.   Your disclosure states that the audited financial statements are not yet available for AMAL, but you believe that the proportionate share of income or loss is not significant for the year ended December 31, 2008. Please explain how you determined that your share of income or loss was not material.

20.   Please clarify how you have evaluated the requirements of Regulation S-X, Rule 3-09 to provide separate financial statements of AMAK. Please provide your investment and income significance tests which support your conclusion.

Consolidated Statements of Operations, page F-6

21.   You disclose on page 18 that you wrote down the value of the Pioche properties by $496,000 at the end of 2008. You disclose further on page 30 that the minority interest amount on your statement of operations represents Pioche minority shareholders' share of the losses from Pioche operations for prior years. Explain to us how the $496,000 write-down is reflected on your statements of operations, and also explain to us the nature of the $505,424 minority income recognized during fiscal 2008 and why the minority shareholders' share of losses from prior years is recognized in the current year. If the $496,000 and other costs relating to the Pioche are recorded as operating rather than non-operating expenses, tell us why you believe that to be appropriate.

Note 1 – Business and Operations of the Company and Summary of Significant Accounting Policies, page F-10

Revenue recognition, page F-12

22.   Revise your accounting policy to clarify (a) when product revenues are recognized relative to delivery; (b) the nature of transloading sales and processing fees; and (c) when revenue is recognized for transloading sales. We note that these issues were, in part, addressed in comment 5 in our letter to you dated June 12, 2008, and that your disclosure varies from the draft disclosure provided by you in your response dated July 11, 2008.

Note 16 – Segment Information, page F-30

23.   You state on page 11 of your filing that the facility operated by South Hampton includes six operating units which make distinct products through differing processes. You also state that two of those operating units, the Aromatics Hydrogenation Unit and a White Oils Fractionation Unit, are operated as two independent and completely segregated processes. Tell us whether South Hampton's six operating units meet the definition of operating segments in paragraph 10 of SFAS 131 and, if so, how you are able to aggregate all of them in accordance with paragraph 17 of SFAS 131, addressing all of the aggregation criteria including the similarity of economic characteristics, such as gross margin. Please also provide your analysis with regard to the aggregation of the Gulf State operations.

24.   Explain to us the nature of the $2.4 million, $2.2 million and $1.2 million expenses recorded for your mining segment in 2008, 2007 and 2006, respectively, and tell us whether they relate to your properties in Saudi Arabia or the Pioche properties. In this regard, we note from your disclosure on page 30 that your management's discussion and analysis does not discuss any expenses incurred from these activities.

Exhibits

25.   Please file all material contracts including, without limitation, any contracts with your major customers and suppliers, the agreement forming AMAK, and any agreements with your shareholders. See Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009; Form 10-Q for the Fiscal Quarter Ended June 30, 2009; and Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Signatures

26.   Please revise to clarify, if true, that Ms. Cook is your principal financial or chief accounting officer. See General Instruction G to Form 10-Q.

Form 10-Q for the quarter ended September 30, 2009

Financial Statements

Note 13 – Investment in Al Masane Al Kobra Mining Company ("AMAK")

27.   Explain why the first paragraph states that you currently own 25% of AMAK's equity, while the fourth paragraph states that you own 41%.

28.   If you own 41% of the equity in AMAK, please clarify how you accounted for the reduction in the 50% equity owned at December 31, 2008 to the 41% owned as of September 30, 2009.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director